UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from      to

Commission File Number: 1-16625

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan – Supplement A

c/o Bunge North America, Inc.

11720 Borman Drive

St. Louis, Missouri 63146

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited

50 Main Street

White Plains, NY 10606

BUNGE SAVINGS PLAN – SUPPLEMENT A

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4–7

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006	8

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Act of 1974 have been omitted because they are not applicable.

Signature Page	9

Exhibit Index	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Bunge Savings Plan – Supplement A:

We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan – Supplement A (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri

June 19, 2007

BUNGE SAVINGS PLAN – SUPPLEMENT A

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

INVESTMENTS — At fair value:
Mutual funds	$1,997,291	$1,722,681
Common collective trusts	536,280	426,207
Interest in Bunge Limited common shares	64,889	32,568
Participants loans	66,909	90,503
Total investments	2,665,369	2,271,959

EMPLOYEE CONTRIBUTIONS RECEIVABLE	4,644	4,053

PLAN TRANSFER PAYABLE	(33,774)	(29,832)

NET ASSETS AVAILABLE FOR BENEFITS	$2,636,239	$2,246,180

See notes to financial statements.

BUNGE SAVINGS PLAN – SUPPLEMENT A

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Investment income — interest	$25,211	$12,062
Investment income — dividends	41,936	47,341
Net appreciation in fair value of investments	159,243	61,514
Participant contributions	222,896	206,351
Other contributions	–	6,181
Asset transfers (Note 10)	–	2,160,624

Total	449,286	2,494,073

DEDUCTIONS:
Administrative expenses	2,870	3,181
Benefits paid to participants	39,917	242,517
Other deductions	16,440	2,195

Total	59,227	247,893

INCREASE IN NET ASSETS	390,059	2,246,180

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	2,246,180	–

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$2,636,239	$2,246,180

See notes to financial statements.

BUNGE SAVINGS PLAN – SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Savings Plan – Supplement A (the “Plan”) is a subplan of the Bunge Savings Plan, formerly the Bunge North America, Inc. Savings Plan (the “Savings Plan”), which was established in April 1, 1996. Prior to January 1, 2004, the Plan was a standalone plan known as the Central Soya 401(k) Plan for Hourly Employees. The Savings Plan was amended effective January 1, 2004, to transfer the assets of the Central Soya 401(k) Plan for Hourly Employees to the Savings Plan and master trust. The Savings Plan was further amended to provide that the plan provisions applicable to the participants in the Central Soya 401(k) Plan for Hourly Employees are set forth in a separate subplan known as the Bunge Savings Plan – Supplement A. Effective January 1, 2005, Bunge Limited (the parent of the Plan sponsor) separated the Plan from the Savings Plan.

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments — Investments in Bunge Limited common shares, common collective trusts, and mutual funds are stated at fair value which is based on quoted market prices. Purchases and sales of investments are accounted for on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on account balances.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities, including mutual funds, common collective trusts, and common stock. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

2.	PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Savings Plan Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed CitiStreet as recordkeeper and State Street Bank and Trust Company to serve as Trustee of the Plan. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for more complete information. All regular hourly employees of Bunge North America (East), L.L.C., whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

3.	CONTRIBUTIONS AND WITHDRAWALS

Contribution limits for participants are based on their respective collective bargaining agreements. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2006 could not exceed $15,000 ($14,000 in 2005). However in 2006 and 2005, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,000 and $4,000 “catch up” contribution, respectively, to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to Internal Revenue Service (“IRS”) discrimination tests.

Upon entry into the Plan, participants may elect from a number of investment alternatives for their contributions.

Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59 1/2 withdrawals permitted by the Plan.

Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.	PARTICIPANT LOANS

Plan participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. Participant loans are valued at the outstanding loan balance. As of December 31, 2006, participant loans bear interest rates from 4.5% to 10.5% and maturities through March 2012. As of December 31, 2005, participant loans bear interest rates from 4.5% to 10.5% and maturities through January 2010.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth by ERISA. Upon such Plan termination, participants will become 100% vested in their accounts.

6.	TAX STATUS

The IRS has determined and informed the Plan administrator by a letter, dated February 6, 2003, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter (see Note 1). The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

7.	RELATED-PARTY TRANSACTIONS

Certain of the investments are invested in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2006, are disclosed in the supplemental schedule of assets held for investment purposes.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Expenses incurred in connection with administrative fees are paid out of the balance of participant accounts.

8.	INVESTMENTS

The investments that represent 5% or more of net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005

Legg Mason Value Fund	$817,384	$773,883
SSgA Money Market Fund	478,128	410,192
Fidelity Capital Appreciation Fund	404,170	321,462
American Funds New Perspective Fund	234,246	159,404
SSgA Moderate Strategic Asset Allocation Fund	176,741	154,459
SSgA Conservative Strategic Asset Allocation Fund	150,732	138,769

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005

Mutual funds	$93,176	$44,820
Common collective trusts	52,427	16,544
Interest in Bunge Limited common shares (1)	13,640	150

Net appreciation in value of investments	$159,243	$61,514

(1)

The Plan allows for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. The Plan held 692 and 534 common shares of Bunge Limited at December 31, 2006 and 2005, respectively. During 2006 and 2005, the Plan recorded dividend income of $392 and $132, respectively, and net appreciation in fair value of $13,640 and $150, respectively, from Bunge Limited common shares.

9.	PLAN TRANSFERS

Certain Plan participants had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of such transfers may, from time-to-time, result in Plan payables or receivables in the respective plans.

10.	ASSET TRANSFERS

Effective January 1, 2005, based on the closing market value as of December 31, 2004, the assets and liabilities of all regular hourly employees of Bunge North America (East), L.L.C., including the employee contribution receivable of $4,402 and the plan transfer payable of $27,637, were transferred to the Plan from the Bunge Savings Plan. Each fund’s assets were transferred to identical investment funds at CitiStreet. The fair value of the assets transferred was as follows:

PIMCO Total Return Fund	$55,819
Oakmark Select Fund	3,897
Fidelity Magellan Fund	447,828
Fidelity Dividend Growth Fund	380,628
Oppenheimer Capital Appreciation Fund	242
Fidelity Capital Appreciation Fund	292,946
American Funds New Perspective Fund	127,977
Wellington US Core Equity Fund	243
Legg Mason Value Fund	1,126
SSgA Money Market Fund	455,631
SSgA Conservative Strategic Asset Allocation Fund	116,369
SSgA Moderate Strategic Asset Allocation Fund	130,531
SSgA Aggressive Strategic Asset Allocation Fund	58,410
SSgA S&P 500 Index Fund	25,146
Interest in Bunge Limited common shares	2,054
Participant Loans	85,012

Total	$2,183,859

******

BUNGE SAVINGS PLAN – SUPPLEMENT A

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

		Number of		Market
	Description	Shares/Units	Cost**	Value

INTEREST IN MUTUAL FUNDS:
	PIMCO Total Return Fund	4,458.5067		$46,478
	Oakmark Select Fund	504.3244		16,885
	Fidelity Capital Appreciation Fund	14,908.5098		404,170
	American Funds New Perspective Fund	7,424.6089		234,246
	Legg Mason Value Fund	10,299.6961		817,384
*	SSgA Money Market Fund	478,127.7400		478,128

	Total interest in mutual funds			1,997,291

INTEREST IN COMMON COLLECTIVE TRUSTS:
*	SSgA Conservative Strategic Asset Allocation Fund	12,752.3020		150,732
*	SSgA Moderate Strategic Asset Allocation Fund	13,872.9152		176,741
*	SSgA Aggressive Strategic Asset Allocation Fund	8,289.8464		113,322
*	SSgA S&P 500 Index Fund	2,874.9774		71,716
*	SSgA S&P Midcap Fund	458.2450		17,176
*	SSgA Russell 2000 Fund	552.4222		6,593

	Total interest in common collective trusts			536,280

*	INTEREST IN COMMON STOCK — Bunge Limited
	common shares	692.0000		64,889

*	PARTICIPANT LOANS, rates from 4.5% to 10.5%,			66,909
	maturities through March 2012

	TOTAL INVESTMENTS			$2,665,369

*Party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan – Supplement A has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan – Supplement A

Dated: June 21, 2007	By:	/s/ Phillip Staggs
Phillip Staggs
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm

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